Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rotor Acquisition Corp.

Commission File No.: 001-39897

On July 16, 2021, Ben Wolff, Chief Executive Officer of Sarcos Corp., distributed the following letter to the securities holders and certain stakeholders of Sarcos Corp.

July 16, 2021

Dear Sarcos Stakeholders,

As we pass the year’s mid-point, it is an appropriate time for me to provide an update on several topics.

Status of Business Combination with Rotor Acquisition

As you know, we announced our intention to complete a merger with Rotor Acquisition Corp (NYSE:ROT, ROT.U) (“Rotor”) on April 6, 2021.  We also announced, at that time, that Rotor had secured commitments, contingent upon closing of our merger transaction, for a $220 million “PIPE” (or private investment in public equity) in the combined company.  Investors in the PIPE include BlackRock, Palantir Technologies Inc., Caterpillar Venture Capital Inc., Schlumberger, founders of Rotor Acquisition Corp. and me, among others.   The valuation for this new equity investment is the same as the valuation agreed to by our shareholders in connection with the Rotor merger.

The next major step in completing the merger with Rotor is for Rotor stockholders to vote on the transaction.  As a public company, Rotor is seeking stockholder approval pursuant to a proxy statement that is subject to review by the SEC.  Rotor filed a preliminary proxy statement on May 12, 2021.  As is customary, Rotor has received comments from the SEC and filed a revised preliminary proxy statement with the SEC just a few days ago on July 12, 2021.  The revised preliminary proxy statement also included first quarter 2021 financial results for both Rotor and Sarcos.  At this point, we are awaiting further feedback from the SEC.  Although there can be no assurances regarding the timing of the definitive proxy statement and timing of the Rotor stockholder vote until later in the process, we continue to expect the Rotor stockholder vote to occur and the transaction to close in the third quarter of 2021.  That could be extended if the SEC review process takes longer than we currently anticipate or if other events arise that require Rotor to further amend the proxy materials.  We would expect the merger and the PIPE to be consummated shortly after the Rotor stockholder vote, assuming Rotor stockholders approve the transaction.

In connection with the merger, all holders of Sarcos preferred stock, common stock, options and warrants are being asked to sign lock-up agreements.  The terms of the lock-up agreements were previously approved by both Sarcos and Rotor boards of directors and have been described in the preliminary proxy materials.  For those of you that hold Sarcos equity or equity derivatives, you will receive a lock-up agreement from our counsel in the coming days.  Please sign and return in accordance with the instructions set forth in the communication from our counsel at your earliest convenience.

Following the consummation of the merger with Rotor, the combined company will be called Sarcos Technology and Robotics Corporation and is expected to trade on Nasdaq under the ticker symbol “STRC”.  It is expected that the combined company’s board of directors will be comprised of eight members including myself, Priya Balasubramaniam, current VP of Operations at Apple, Brian Finn, current CEO of Rotor and former president of Credit Suisse USA, Peter Klein, former Microsoft CFO, Matt Muta, current VP of Innovation at Delta Air Lines, Admiral (Ret.) Eric Olson, former Commander of U.S. Special Operations Command, Laura Peterson, former VP at The Boeing Company and Dennis Weibling, Managing Director of Rally Capital and experienced public company board member.  I am confident that this board of directors will be a tremendous asset for Sarcos in the years to come.

Team Update

Although there will be changes to our board of directors as described above, we do not anticipate any changes to the management team as a result of the merger.  Since the beginning of the year, we have continued to grow our team, albeit more slowly than we had expected.  One of the many impacts of the pandemic that we have experienced is it is simply more challenging in this environment to find and hire great people.   Despite that, we have certainly had a number of hiring successes, including having Marian Joh join us as our Chief Operating Officer.  Marian was previously the Co-Founder and a division President of Blacksky (formerly known as Spaceflight Industries), a company that recently announced a de-SPAC transaction valued at $1.5 billion.  We have also recently filled some additional key roles, including: VP, Production and Manufacturing; Senior Director, Software Engineering; VP, Program Management; and VP, Defense Sales for our wholly-owned subsidiary, Sarcos Defense.  However, we have approximately 30 open positions at the moment, and if we fail to fill them, product development, commercialization and operating results could be impacted.

Finance Update

From a cash and financial runway perspective, we are in good shape taking into account our expectations regarding the timing of the transaction.  We currently project that prior to consummation of the merger with Rotor, we will have approximately $13 million of cash on hand as of August 31, 2021.  That could vary somewhat based on transactional expenses and the timing of expenses associated with the assembly of our “Beta” units which I discuss below.  It also assumes we will be successful in addressing the hiring needs I described above.

New Facility

After several decades of near continuous occupation of our current facilities in the Research Park area of Salt Lake City, we are on the cusp of moving to a new facility in downtown Salt Lake City.  This new facility is sorely needed as our current space constrains our ability to staff and operate effectively and efficiently.  The new facility, at 52,000 square feet, is nearly double the size of our current facility.  We project that the new facility will enable us to assemble between 300 and 500 XO and/or XT units per year in addition to supporting our ongoing product development efforts.  We currently expect to complete the move into the new facility in October, subject to completion of the tenant improvements.

Commercial Production

As I mentioned above, we expect our new facility to enable us to produce between 300 and 500 units per year.  We have also been transparent in our desire to engage a large contract manufacturing organization whose supply chain, team and facilities we can leverage for large scale commercial production.  We are continuing negotiations with a small number of potential manufacturing partners, but to be candid, the progress is much slower than I would like.  My take is that without our final product design nailed down, it is understandably challenging for a contract manufacturer to make firm commitments regarding the things that matter most to us – schedule, cost and quality.  At this point, I cannot predict if or when we will enter into an acceptable agreement with a contract manufacturer, but as we have discussed in the past, if we are unable to do so, we are prepared to expand our own manufacturing capabilities and some of our recent hires are well suited to pursue this direction if required.

Product Status

Guardian XO

Development of our “Beta” version of our flagship wearable robotic industrial exoskeleton continues.  Our focus with the “Beta” design is to deliver units to our customers for pilot programs that exhibit the vast majority of capabilities expected for our commercial production units.  Key areas of focus for the Beta version include enhanced ankle range of motion, enhanced operator comfort and safety, extended runtime and simplifying certain aspects of the machine to reduce cost and enhance robustness.  The topic of safety warrants additional emphasis.  We are expending considerable effort, through an iterative design, testing, and validation and verification process to make the XO safe to use.  At this stage, a significant part of the effort includes designing, prototyping and then testing redundant subsystems to address potential component or subsystem failures. One of the many challenges we are working to address is the addition of redundancy which can increase size, weight, and power requirements, each of which we need to reduce rather than increase.  These challenges are by no means insurmountable, but solutions do require iterative design creativity.  Sometimes we get it right on the first try, and other times it takes multiple iterations to successfully balance all of the competing requirements.  Beyond the substantial focus on safety, while the Beta units will address many of the learnings from the Alpha units, there are certain things that we will wait to address until we are ready for commercial launch.  For example, the “Beta” version will not incorporate our final industrial design or visual branding or our value engineering efforts to further reduce cost.  From a functionality perspective the “Beta” will not yet be “weatherproof” to enable outdoor operations in inclement weather nor include adjustability to accommodate a wider range of operator height, but we do not believe these items will materially impact the ability for customers to adequately evaluate the “Beta” units to ascertain relevance and applicability of the Guardian XO in their operations.

Components for the first “Beta” unit have been ordered, with some items already received. Assembly of individual “links” for the first “Beta” unit is underway as is testing of individual links and components.  However, we have experienced both staffing and supply chain challenges causing the development and production of the “Beta” units to be behind what we had previously expected.  As a result, we modified one of our existing “Alpha” units to allow us to test and validate many of the improvements that will be reflected in the final “Beta” design.  We expect to complete all of the improvements we intend to make to this hybrid Alpha/Beta unit and have initial testing of this unit complete by the end of September.  We are currently targeting completion of initial testing of the first true “Beta” unit by the end of the year which would enable the first customer pilots to begin in early 2022.  We are targeting a fleet of 5 “Beta” units that will have been internally tested and be ready for deployment with customers in the first half of 2022.  All of this, of course, assumes that we get the “Beta” design “right,” we fill our open positions and we do not experience increased supply chain disruption.

We are currently expecting commercial launch of the Guardian XO to take place by the end of 2022.

Guardian XT

The remote-controlled Guardian XT dexterous mobile robotic system development has similarly achieved significant milestones in the first half of this year.  Our initial prototype of the XT relied on a bulky and somewhat crude operator control device.  Recently, we put the first version of an innovative light-weight wearable operator control “suit” to the task and received positive and enthusiastic feedback from various customers that have used it and/or seen it in action.  One customer who used the XT in a real-world application for most of a morning observed that the XT “is the future of their industry.” During the last week of June, the most current iteration of the XT system hit the road for demonstrations on-site with three different Fortune 500 companies and the reception was very positive.

Because the XT is essentially a derivative of the XO, we are currently projecting that the XT will be commercially available by the end of 2022, although staffing and supply change challenges could cause the commercial launch of the Guardian XT to be delayed.

Outlook

According to a recent Wall Street Journal article, labor shortages in the industries that we intend to serve are more acute today than at any time in recent memory.  Manufacturing, construction and transportation are particularly hard hit.  A recent Chamber of Commerce survey found that 90.5% of companies surveyed said a lack of available workers was slowing the economy in their area.  We are well positioned to assist several industries to address a portion of this challenge.  Additionally, the U.S. Senate recently passed the Innovation and Competition Act which, among other things, authorizes funds to support innovation in robotics in an effort to be more competitive with China.  The Biden Administration is supportive of the effort, which if passed by the House, could bode well for us.  In tandem, the 2022 Defense Budget contains the largest R&D request ever, which amounts to a 5% increase over the prior year.  The theme here again is funding new capabilities to address threats from China and Russia.  Heidi Schu, the new head of the DoD Advanced Capabilities directorate, stated at her confirmation hearing “Today, sustainment makes up 70% of total weapon system cost, with development and procurement making up 30%. DoD should strive to flip this ratio and invest more in the development of new technologies than it does in the sustainment of legacy systems.”  Again, this could bode well for us.

In summary, we believe that the tail winds that we have been benefitting from continue to grow.  It feels like we are in the right place at the right time with products coming to market that are needed more than ever.  Now, it is our job to execute and deliver products that delight our customers.

Best,

Ben

*****

About Sarcos Robotics

Sarcos Robotics is a leader in industrial robotic systems that augment human performance by combining human intelligence, instinct, and judgment with the strength, endurance, and precision of machines to enhance employee safety and productivity. Leveraging more than 30 years of research and development, Sarcos’ mobile robotic systems, including the Guardian® S, Guardian® GT, Guardian® XO®, and Guardian® XT™, are designed to revolutionize the future of work wherever physically demanding work is done. Sarcos is based in Salt Lake City, Utah, and backed by Caterpillar Venture Capital Inc., Delta Air Lines, GE Ventures, Microsoft, and Schlumberger. For more information, please visit www.sarcos.com.

About Rotor Acquisition Corp.

With approximately 100 years of combined experience in investing and managing capital across markets and industries, structuring transactions, and building businesses and led by Chief Executive Officer Brian Finn, Chairman of the Board Stefan M. Selig, and Director John D. Howard, Rotor Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with potential target companies with certain industry and business characteristics within the areas of disruptive consumer and industrial technologies. For more information, please visit www.rotoracquisition.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, with respect to timing and success of the proposed business combination, the expected composition of the management team and board of directors following the transaction, Rotor’s and Sarcos’ expectations or predictions of future business performance or conditions, Sarcos’ product roadmap, including the expected timing of commercialization or new product releases, expected capabilities of products currently in development, hiring of additional employees, market opportunities and the expected timing of the closing of the transaction and the expected cash balance of

Sarcos prior to the closing and of the combined company following the closing. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements, including risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings. These forward-looking statements are based on Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and Sarcos is not under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Rotor’s reports filed with the SEC and those identified in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the potential business combination, including the risk that any required regulatory approvals or stockholder approvals of Rotor are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the potential business combination; Sarcos’ ability to execute on its business strategy, develop new products and services and enhance existing products and services; the duration and global impact of COVID-19; ability to respond rapidly to emerging technology trends; ability to compete effectively and manage growth and costs; the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger; the inability to complete the private placement of common stock of Rotor to certain institutional accredited investors; changes in applicable laws or regulations; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rotor’s preliminary proxy statement filed with the SEC on July 12, 2021 and other documents of Rotor filed, or to be filed, with SEC.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management,” which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. The documents filed by Rotor with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Rotor upon written request to Rotor Acquisition Corp., The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisitions Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a preliminary proxy statement on May 14, 2021 (as amended from time to time, the “preliminary proxy statement”), and intends to mail a definitive proxy statement relating to the Potential Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Rotor’s shareholders and other interested persons are advised to read the preliminary proxy statement and, when available, the amendments thereto and the definitive proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination. When available, the definitive proxy statement and other relevant materials for the Potential Business Combination will be mailed to shareholders of Rotor as of a record date to be established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, and once available, the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in Rotor’s preliminary proxy statement related to the Potential Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue,  New York, New York 10174. Additional information regarding the interests of such participants will be contained in the definitive proxy statement for the Potential Business Combination when available.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination will be included in the preliminary proxy statement and, when available, the definitive proxy statement for the Potential Business Combination.

Forward-Looking Statements

Information in this presentation represents current expectations relating to transaction structure and is subject to further discussion and negotiation of definitive documentation in its entirety. All statements in this presentation other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this presentation and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rotor’s preliminary proxy statement and other documents of Rotor filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this presentation. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.